09042628

R.a. 11/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
OCT 2 3 2009
Washington, DC
121

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67056

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 1, 2008 (MM/DD/YY) AND ENDING August 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HBW Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3355 Cochran Street
(No. and Street)

Simi Valley (City) CA (State) 93063 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown 404-303-8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street - Suite 200 (Address) Greenwood Village, (City) CO (State) 80111 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 11/25

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HBW Securities LLC, as of August 31, 2009 ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JAMES W. TYSON
MY COMMISSION EXPIRES
JAN 8 2010
FORSYTH COUNTY, GA
NOTARY PUBLIC

Signature

CFO-Financial & Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HBW SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

AUGUST 31, 2009

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

HBW SECURITIES LLC

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
HBW Securities LLC

We have audited the accompanying statement of financial condition of HBW Securities LLC as of August 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of HBW Securities LLC as of August 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
October 9, 2009

HBW SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AUGUST 31, 2009

ASSETS

CASH	$	77,635
COMMISSIONS RECEIVABLE		203,824
OTHER RECEIVABLES		7,493
PREPAID EXPENSES		87,883
DEPOSITS		4,617
Total assets	**$**	**381,452**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Commissions payable	$	184,179
Other payables		225
Total liabilities		184,404
CONTINGENCIES (Note 5)		
MEMBERS' EQUITY (Notes 2 and 4):		
Class A units, 660,000 units authorized; 442,000 units outstanding		43,344
Class B units, 340,000 units authorized; 149,000 units outstanding		153,704
Total members' equity		197,048
Total liabilities and members' equity	**$**	**381,452**

The accompanying notes are an integral part of this statement

HBW SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

HBW Securities LLC (the "Company") was incorporated in California on April 8, 2005 and began operations on January 1, 2006. The Company operates as a securities broker-dealer in mutual funds and variable annuities.

15c3-3 Exemption

The Company does not hold customer securities or perform custodial functions relating to customer accounts, and therefore is exempt from the possession and control requirements and the reserve requirements of Rule 15c3-3 under 15c3-3(k)(2)(i).

Revenue Recognition

Revenue associated with mutual fund and variable annuity commissions and the related commission expenses are recognized on an accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company and is recognized as a Partnership by the Internal Revenue Service. Accordingly, the Company does not record a provision for income taxes because each member reports their share of the Company's income or loss on their income tax returns.

In July 2006, the FASB issued Interpretation No. 48 (FIN 48) entitled "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. Adoption of FIN 48 was required for fiscal years beginning after December 15, 2007. However, on December 31, 2008, the FASB issued FASB Staff Position (FSP) FIN 48-3 entitled "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises" (FSP FIN 48-3) which deferred the effective date of FIN 48, for nonpublic enterprises included within the scope of FSP FIN 48-2, to the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer implementation of FIN 48 until September 1, 2009, in accordance with the provisions of FSP FIN 48-3. The implementation of FIN 48 is not expected to have a material impact on the Company's financial statements.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At August 31, 2009, the Company had net capital and net capital requirements of $77,410 and $12,294, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 2.38 to 1. According to Rule 15c3-1 the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an administrative services agreement (the "Agreement") with an affiliated company, HBW Insurance and Financial Services, Inc. ("Insurance"). Under the Agreement, the Company pays Insurance a monthly amount based on activity and net income to cover expenses paid by Insurance, such as office space, equipment, telephone, salaries and other operational services. During the year ended August 31, 2009, the Company paid Insurance $439,908 to cover its portion of expenses paid by Insurance.

NOTE 4 - MEMBERS' EQUITY

The Company is authorized to issue up to 1,000,000 Units, of which 660,000 are denominated as Class A Units and the remaining amount denominated as either Class B Units or Class C Units as determined by the managers. Class A units are deemed to be the managing units and accordingly, have all the voting rights to make management decisions. Class B and C units are non-voting units.

During the year ended August 31, 2009, a distribution of $40,271 was made to the Class A Member and $4,475 to the Class B Members.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Company's financial instruments, including cash, receivables, deposits, prepaid expenses and payables are carried at amounts that approximate fair value due to their short-term maturities.

NOTE 6 - SUBSEQUENT EVENTS

In May 2009, the FASB issued FAS No. 165, Subsequent Events ("FAS 165"). FAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. FAS 165 includes a new required disclosure of the date through which an entity has evaluated subsequent events and is effective for interim periods or fiscal years ending after June 15, 2009. The Company's adoption of FAS 165 did not have a material effect on its financial position or results of operations.

HBW SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
(concluded)

NOTE 6 - SUBSEQUENT EVENTS (concluded)

The Company has performed an evaluation of subsequent events through October 9, 2009, which is the date the financial statements were available to be issued.